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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                            Hudson Chartered Bancorp, Inc.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                       443678107
                                 --------------
                                    (CUSIP Number)

                              Edward vK. Cunningham, Jr.
                                      President
                          The George Gale Foster Corporation
                            c/o Van DeWater & Van DeWater
                         Mill & Garden Streets, P.O. Box 112
                             Poughkeepsie, New York 12602
                                    (914) 452-5900
- --------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    April 10, 1996
                      ------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.


                             This document consists of
                             10 pages.


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CUSIP No. 443678107

                                     SCHEDULE 13D

1.  Name of Reporting Person:  The George Gale Foster Corporation
    I.R.S. Identification No. 14-1460192

2.  Check the Appropriate Box if a Member of a
    Group                                    (a)     / /

                                             (b)     / /

3.  SEC Use Only

4.  Source of Funds:  Not applicable

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant To Items 2(d) or 2(e)          / /

6.  Citizenship or Place of Organization:  Delaware

Number of     7.  Sole Voting Power:           471,818
  Shares
Beneficially  8.  Shared Voting Power:               0
 Owned by
   Each       9.  Sole Dispositive Power:      471,818
 Reporting
  Person      10.  Shared Dispositive Power:         0
   With

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  471,818

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                          / /

13. Percent of Class Represented by Amount in Row 11:  10.99%

14. Type of Reporting Person:  CO


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    This Amendment Number 1 to Schedule 13D is being filed to update certain information that has changed as a result of the receipt by the reporting person of additional shares of common stock pursuant to a 10% stock dividend, and the conversion by certain shareholders of the company's preferred stock into shares of common stock.

ITEM 1.  SECURITY AND ISSUER.

    The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share, of Hudson Chartered Bancorp, Inc. ("Hudson Chartered Common Stock"). The address of the principal executive offices of Hudson Chartered Bancorp, Inc. ("Hudson Chartered") is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

ITEM 2.  IDENTITY AND BACKGROUND.

    This statement is filed on behalf of The George Gale Foster Corporation ("GGF" or the "Reporting Person"). GGF is a Delaware corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. GGF is principally engaged in the business of managing and holding investment securities on behalf of descendants of the late George Gale Foster and members of their families. GGF does not have a principal office. GGF's registered agent is C T Corporation System, J.A.F. Station, P.O. Box 1421, New York, New York 10116.

    Filed as Schedule I to this Amendment No. 1 to Schedule 13D is a list of the executive officers and directors of the Reporting Person identifying the following information for each such person: (a) name, (b) residence or business address and (c) present principal occupation or employment. The address of the organization in which such employment is conducted is not different from the applicable business address for any of the individuals identified. Each person listed in Schedule I is a United States citizen.

    During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or


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mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    GGF acquired its shares of Hudson Chartered Common Stock in connection with the merger ("Merger") of Fishkill National Corporation ("FNC") with and into Community Bancorp, Inc. under the name of Hudson Chartered pursuant to an Agreement and Plan of Reorganization dated as of March 25, 1994, and a related Plan of Merger ("Plan of Merger"). The Merger was consummated on September 30, 1994 ("Effective Time"). Under the Plan of Merger, each issued and outstanding share of common stock of FNC, par value $2.50 per share ("FNC Common Stock") was converted at the Effective Time into 5.6 shares of Hudson Chartered Common Stock and cash in lieu of any fractional share. At the Effective Time, GGF owned 76,594 shares of FNC Common Stock, which shares were converted pursuant to the Plan of Merger into 428,926 shares of Hudson Chartered Common Stock.

    GGF acquired 42,892 shares of Hudson Chartered Common Stock in connection with a 10% stock dividend that was declared by Hudson Chartered on December 21, 1995 and distributed on January 31, 1996 to shareholders of record on January 8, 1996 ("Dividend").

ITEM 4.  PURPOSE OF TRANSACTION.

    GGF holds the shares of Hudson Chartered Common Stock for investment purposes. The Reporting Person will continue to monitor its investment in Hudson Chartered, taking into account, without limitation, Hudson Chartered's business, financial condition, results of operations and prospects, and the securities markets in general. As a result of this continued monitoring, the Reporting Person may acquire additional shares of Hudson Chartered Common Stock or may sell or otherwise dispose of all or some of the Reporting Person's holdings of Hudson Chartered.

    Two of the directors and executive officers of GGF, Messrs. T. Jefferson Cunningham III and Edward vK. Cunningham, Jr., also are directors and, in the case of Mr. T.J. Cunningham III, executive officers of Hudson Chartered. In their capacities with Hudson Chartered, these persons may from time to time consider plans or proposals relating to: the acquisition or disposition


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

of securities of Hudson Chartered; extraordinary corporate transactions involving Hudson Chartered or any of its subsidiaries; selling or transferring a material amount of assets of Hudson Chartered or any subsidiaries; changing the present board of directors or management of Hudson Chartered; materially changing the present capitalization or dividend policy of Hudson Chartered; making other material changes in Hudson Chartered's business or corporate structure; changing Hudson Chartered's charter, bylaws or instruments corresponding thereto or other actions which may affect control of Hudson Chartered; causing the Hudson Chartered Common Stock to no longer be quoted on the National Association of Securities Dealers Automated Quotations System; causing the Hudson Chartered Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

    Other than as described herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons identified in
Schedule I has any plans or proposals which relate to or would result in any of the foregoing actions.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

    GGF beneficially owns 471,818 shares of Hudson Chartered Common Stock, which shares represent approximately 10.99% of the approximately 4,293,699 shares of Hudson Chartered Common Stock issued and outstanding on April 10, 1996.

    Edward vK. Cunningham, Jr., a director and executive officer of the Reporting Person, beneficially owns 25,884 shares of Hudson Chartered Common Stock, or less than 1% of the outstanding shares thereof. Mr. E. vK. Cunningham, Jr. has sole voting and dispositive power over 6,739 of such shares. Mr. E. vK. Cunningham, Jr. is a co-trustee and beneficiary of two family trusts which hold an aggregate of 19,145 of such shares, as to which Mr. E. vK. Cunningham, Jr. has shared voting and dispositive power. In addition, Mr. E. vK. Cunningham, Jr.'s wife owns 1,437 shares of Hudson Chartered Common Stock. The law firm of Van DeWater & Van DeWater, in which Mr. E. vK. Cunningham, Jr. formerly was a partner and as to which he is currently of counsel, owns 924 shares of Hudson Chartered Common Stock.


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    T. Jefferson Cunningham III, a director and executive officer of the
Reporting Person, beneficially owns 77,017 shares of Hudson Chartered Common Stock, or less than 2% of the outstanding shares thereof. Mr. T.J. Cunningham III has sole voting and dispositive power over such shares, of which 5,544 represent shares which Mr. T.J. Cunningham III has a right to acquire within 60 days pursuant to the exercise of presently exercisable stock options granted under an FNC employee stock option plan. Mr. T.J. Cunningham III is a co-trustee and beneficiary with Mr. E. vK. Cunningham, Jr. of the two family trusts noted above, which hold an aggregate of 19,145 shares of Hudson Chartered Common Stock, and as to which Mr. T.J. Cunningham III has shared voting and dispositive power. In addition, Mr. T.J. Cunningham III's wife and children own an aggregate of 10,825 shares of Hudson Chartered Common Stock.

    Christopher G. Cunningham, a director of the Reporting Person, beneficially owns 6,224 shares of Hudson Chartered Common Stock, or less than 1% of the outstanding shares thereof. Mr. C.G. Cunningham has sole voting and dispositive power over such shares.

    Marion C. Twichell, a director of the Reporting Person, beneficially owns 10,102 shares of Hudson Chartered Common Stock, or less than 1% of the issued and outstanding shares, as to which she has sole voting and dispositive power. In addition, Mrs. Twichell's husband and family members residing in the household own an aggregate of 6,690 shares of Hudson Chartered Common Stock.

    Except as otherwise described herein, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed on
Schedule I hereto, beneficially owns any shares of Hudson Chartered Common Stock. Other than receipt of shares of Hudson Chartered Common Stock in connection with the Dividend, and routine quarterly dividend reinvestments under Hudson Chartered's Dividend Investment and Stock Purchase Plan, no other transactions in Hudson Chartered Common Stock were effected during the past 60 days by the Reporting Person, or, to the best of the Reporting Person's knowledge, by any of the persons listed on Schedule I hereto.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.

    T. Jefferson Cunningham III and Edward vK. Cunningham, Jr. have orally agreed to vote for each other in any election of directors of Hudson Chartered in which one or both of Mr. T.J. Cunningham III or Mr. E. vK. Cunningham, Jr. are nominated as directors of Hudson Chartered.

    Other than as described above, there are no contracts, arrangements, understandings or relationships among GGF or the persons identified in Schedule I, and between such persons and any person with respect to the securities of Hudson Chartered.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Not applicable.


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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 9, 1996      THE GEORGE GALE FOSTER CORPORATION



                        By:  /s/Edward vK. Cunningham, Jr.
                             -----------------------------
                             Edward vK. Cunningham, Jr.
                             President


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                                      SCHEDULE I

    Following is a list of the executive officers and directors of The George Gale Foster Corporation, and their occupations and addresses as of March 31, 1996:

Name                    Occupation               Business or Residence
- ----                    ----------               ---------------------
                                                 Address
                                                 -------
Executive Officers:
- ------------------

Edward vK.              Attorney, Van            Van DeWater & Van
Cunningham, Jr.,        DeWater & Van            DeWater
President, GGF          DeWater                  Mill & Garden Streets
                                                 P.O. Box 112
                                                 Poughkeepsie, New York
                                                 12601

T. Jefferson            Chief Executive          Hudson Chartered
Cunningham III, Vice    Officer, Hudson          Bancorp, Inc.
President and           Chartered                Route 55
Treasurer, GGF          Bancorp, Inc.            P.O. Box 310
                                                 LaGrangeville, New York
                                                 12540

John F. Foster, Vice    Retired                  305 Cranston Place
President, GGF                                   Sun City Center,
                                                 Florida 33573


Directors:
- ---------

Edward vK.              Attorney, Van            Van DeWater & Van
Cunningham, Jr.,        DeWater & Van            DeWater
President, GGF          DeWater                  Mill & Garden Streets
                                                 P.O. Box 112
                                                 Poughkeepsie, New York
                                                 12601

T. Jefferson            Chief Executive          Hudson Chartered
Cunningham III          Officer, Hudson          Bancorp, Inc.
                        Chartered                Route 55
                        Bancorp, Inc.            P.O. Box 310
                                                 LaGrangeville, New York
                                                 12540

John F. Foster, Vice    Retired                  305 Cranston Place
President, GGF                                   Sun City Center,
                                                 Florida 33573


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Christopher G.          Retired                  RR2, Box 291
Cunningham                                       50 Mountain Pass
                                                 Garrison, New York
                                                 10524

Harriet L. Foster       Retired                  347 Marietta Avenue
                                                 Hawthorne, New York
                                                 10532

Dorothy F. Hukey        Administrative           Saratoga Hospital
                        Assistant,               211 Church Street
                        Saratoga Hospital        Saratoga Springs,
                        Foundation               New York 12866

Gale Foster             None                     156 Van Derwalker Road
Palmatier                                        Chestertown, New York
                                                 12817

Marion C. Twichell      None                     Thatcher School
                                                 5025 Thatcher Road
                                                 Ojai, California  93023

Joan F. Williams        None                     12 Summit Avenue
                                                 Larchmont, New York
                                                 10538

Steven H.F. Williams    Vendor Manager           Citibank, N.A.
                        Citibank, N.A.           399 Park Avenue
                                                 First Floor
                                                 New York, New York
                                                 10043


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